Exhibit 4.(a).1

PATENT PURCHASE AGREEMENT

This PATENT PURCHASE AGREEMENT (“Agreement”) is entered into on June 16, 2005 (“Effective Date”) by and between Acoustic Technology LLC with an office at 2215-B Renaissance DRIVE, Suite 5, Las Vegas, NV 89119 (“Purchaser”), and Optibase Ltd, with an office at 7 Shenkar Street, Herzeliya, Israel (“Optibase Israel”) and Optibase Inc., a California Corporation with its principal place of business at 1250 Space Park Way, Mountain View, California, 94043, USA (“Optibase US” and, together with Optibase Israel) (“Seller”). The parties hereby agree as follows.

1.	BACKOROUND

1.1	Seller owns certain United States Letters Patents and/or applications for United States Letters Patents and/or related foreign patents and applications.

1.2	Seller wishes to sell its right, title and interest in such patents and applications to Purchaser.

1.3	Purchaser wishes to purchase such patents and applications.

2.	DEFINITIONS

2.1	“Assignment Agreements ” means the agreements assigning ownership of the Patents from the inventors and/or prior owners to Seller.

2.2	“List of Prosecution Counsel” means the names and addresses of prosecution counsel who are currently handling the Patents.

2.3	“Patents” means those patents and applications listed in Exhibit A hereto, and all reissues, reexaminations, extensions, continuations, continuation in part, continuing prosecution applications, and divisions of such patents and applications; and foreign counterparts to any of the foregoing including without limitation utility models.

3.	DELIVERY AND PAYMENT

3.1	Delivery. Within thirty (30) days following the Effective Date, Seller shall deliver to Purchaser an executed original of the Assignment of Patent Rights in Exhibit B hereto, the Assignment Agreements, the List of Prosecution Counsel, and all files and original documents owned or controlled by Seller (including without limitation Letters Patents) relating to the Patents including, without limitation, all prosecution files for pending patent applications included in the Patents, and its own files relating to the issued Patents.

3.2	Payment. Within thirty (30) days following Seller’s delivery to Purchaser of all the items listed in Section 3.1, Purchaser shall pay to Seller the amount of one million dollars ($1,000,000.00).

4.	TRANSFER OF PATENTS

4.1	Patent Assignment. Seller hereby sells, assigns, transfers and conveys to Purchaser all right, title and interest it has in and to the Patents and all inventions and discoveries described therein, including without limitation all rights to pursue damages, injunctive relief and other remedies for past, current and future infringement of the Patents.

5.	ADDITIONAL OBLIGATIONS

5.1	Further Cooperation. At the reasonable request of Purchaser, Seller shall use its best efforts to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby, including without limitation execution. Acknowledgment and recordation of other such papers, and using best efforts to obtain the same from the respective inventors, as necessary or desirable for fully perfecting and conveying unto Purchaser the benefit of the transactions contemplated hereby.

5.2	Payment of Fees. Seller shall pay any maintenance fees, annuities, and the like due on the Patents for a period of thirty (30) days following the Effective Date.

5.3	Grant Under Patent Rights. Effective on the Closing Date, Purchaser hereby grants to Seller, under the Patent Rights (as defined in Exhibit B hereto), and for the lives thereof, a royalty-free, irrevocable, non-exclusive, non-transferable, worldwide right and license (the “Seller License”) to practice the methods and to make, have made, use, distribute, lease, sell, offer for sale, import, export, develop and otherwise dispose of and exploit any products, processes or services covered by the Patent Rights (“Covered Products”). This Seller License is not transferable except to a successor to Seller’s rights (“Seller Successor”) through a purchase of all, or substantially all, of the operating assets of Seller’s operating assets (other than cash) or through a merger, consolidation or similar transaction resulting in the acquisition of all, or substantially all, of Seller’s outstanding capital stock (a “Succession Transaction”). Upon consummation of a Succession Transaction, the Seller License shall apply to Covered Products only to the extent that annual not revenue realized by Seller Successor from Covered Products does not exceed the applicable Revenue Limitation (as defined below). Purchaser, however, declares that it is willing to enter into good faith negotiations with Seller Successor in order to grant Seller Successor a license to the Covered Products above the Revenue Limitation on reasonable, non-discriminatory terms. Notwithstanding the foregoing, in no event shall the Seller License be deemed to include any product, process or service of Seller Successor that was not Covered Product prior to the Succession Transaction.

5.4	Revenue Limitation. The Revenue Limitation for each calendar year shall equal Seller’s gross revenues from covered Products for the calendar year preceding the Succession Transaction (the “Baseline Year”), increased by 5% for each calendar year after the Baseline Year.

6.	REPRESENTATIONS AND WARRANTIES

Seller hereby represents and warrants to Purchaser as follows:

6.1	Authority. Seller has the right and authority to enter into this Agreement and to carry out its obligations hereunder.

6.2	Title and Contest. Seller has good and marketable title to the Patents, including without limitation all rights, title, and interest in the Patents to sue for infringement thereof. The Patents are free and clear of all liens, mortgages, security interests or other encumbrances, and restrictions on transfer. To the knowledge of the Seller there are no actions, suits, investigations, claims or proceedings threatened, pending or in progress relating in any way to the Patents. To the knowledge of the Seller, there are no existing contracts, agreements, options, commitments, proposals, bids, offers, or rights with, to or in any person to acquire any of the Patents.

6.3	Existing Licenses. No rights or licenses have been granted under the Patents.

6.4	Restrictions on Rights. Purchaser will not be subject to any covenant not to sue or similar restrictions on its enforcement or enjoyment of the Patents as a result of the transaction contemplated in this Agreement, or any prior transaction related to the Patents.

6.5	Conduct. To the knowledge of Seller, none of Seller or its representatives has changed in any conduct, or omitted to perform any necessary act, the result of which would invalidate any of the Patents or hinder their enforcement, including but not limited to misrepresenting Seller’s patent rights to a standard-setting organization.

6.6	Enforcement. Seller has not put a third party on notice of actual or potential infringement of any of the Patents or considered enforcement action(s) with respect to any of the Patents.

6.7	Patent Office Proceedings. To the knowledge of the Seller, none of the Patents have been or are currently involved in any reexamination, reissue, interference proceeding, or any similar proceeding and that no such proceedings are pending or threatened.

6.8	Fees. All maintenance fees, annuities, and the like due on the Patents have been timely paid through the Effective Date.

6.9	Validity and Enforceability. To the knowledge of Seller the Patents have never been found invalid or unenforceable for any reason in any administrative, arbitration, judicial or other proceeding, and Seller has not received any notice or information of any kind from any source suggesting that the Patents may be invalid or unenforceable.

7.	MISCELLANEOUS

7.1	Limitation on Consequential Damages. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR LOSS OF PROFITS, OR ANY SPECIAL CONSEQUENTIAL OR INCIDENTAL DAMAGES, HOWEVER CAUSED, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. THE PARTIES ACKNOWLEDGE THAT THESE LIMITATIONS ON POTENTIAL LIABILITIES WERE AN ESSENTIAL ELEMENT IN SETTING CINSIDERATION UNDER THIS AGREEMENT.

7.2	Limitation of liability. EXCEPT FOR FRAUD, PURCHASER’S AND SELLER’S TO- TAL LIABILITY UNDER THIS AGREEMENT SHALL BE THE AMOUNT SET FORTH IN SECTION 3. THE PARTIES ACKNOWLEDGE THAT THESE LIMITA-TOINS ON POTENTIAL LIABILITIES WERE AN ESSENTIAL ELEMENT IN SET-TING CONSIDERATION UNDER THIS AGREEMENT.

7.3	Compliance with laws. Notwithstanding anything contained in this agreement to the contrary, the obligations of the parties shall be subject to all laws, present and future, of any government having jurisdiction. Over the parties and this transaction, and to orders, regulations, directions or requests of any such government.

7.4	Confidentiality of terms. The parties hereto shell keep the terms and existence of this agreement and the identities of the parties hereto confidential and shall not now or hereafter divulge any of this information to any third party except: (a) with the prior written consent of the other party; (b) as otherwise may be required by law or legal process, including in confidence to legal and financial advisors in their capacity of advising a party in such matters; (c) during the course of litigation, so long as the disclosure of such terms and conditions are restricted in the same manner as is the confidential information of other, litigating parties; or (d) in confidence to its legal counsel, accountants, banks and financing sources and their advisors solely in connection with complying with financial transactions; provided that, in (b) through (d) above, (i) the disclosing party shall use all legitimate and legal means available to minimize the disclosure to third parties, including without limitation seeking a confidential treatment request or protective order whenever appropriate or available; and (ii) the disclosing party shall provide the other party with at least ten (10) days prior written notice of such disclosure.

7.5	Covering law. Any claim arising under or relating to this agreement shall be governed by the internal substantive laws of the State Of New York without regard to principles of conflict of laws.

7.6	Jurisdiction. Each party hereby agrees to jurisdiction and venue in the court of the State Of New York or the Federal courts sitting therein for all disputes and litigation arising under or relating to this agreement.

7.7	Entire agreement. The terms and conditions of this agreement, including its exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and merges and supersedes all prior and contemporaneous agreement, understandings, negotiations and discussions. Neither of the parties shall be bound by any conditions, definitions, warranties, understandings, or representations with respect to the subject matter hereof other than as expressly provided herein. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No oral explanation or information by either party hereto shall alter the meaning or interpretation of this Agreement. No amendments or modification shall be effective unless in a writing signed by authorized representatives of both parties. These term and conditions will prevail notwithstanding any different, conflicting or additional term and conditions which may appear any purchase order, acknowledgment or other writing not expressly incorporated into this Agreement. This Agreement may be executed in tow (2) or more counterparts, all of which, taken together, shall be regarded as one and the same instrument. The following exhibits are attached hereto and incorporated herein: Exhibit A (entitled “Patent Rights to be Assigned”) and Exhibit B (entitled“Assignment of Patent Rights”).

7.8	Notices: All notices required or permitted to be given hereunder shall be in writing, shall make reference to this Agreement, and shall be delivered by hand, or dispatched by prepaid air courier or by registered or certified airmail, postage prepaid, addressed as follows

If to seller	If to purchaser

Optibase Ltd. and Optibase Inc.	Acoustic Technology LLC
Optibase Ltd.	2215-B Renaissance drive, suite 5,
7 Shenkar Street	Las Vegas, NV 89119
Herzeliya, Israel

Optibase Inc.
1250 Space Park Way
Mountain View, California, 94043

Attn: Danny Lustiger	Attn: Managing Director

Such notices shall be deemed served when received by addressee or, if delivery is not accomplished by reason of some fault of the addressee, when tendered for delivery. Either party may give written notice of a change of address and, after notice of such change has been received, any notice or request shall thereafter be given to such party at such changed address.

7.9	Relationship of Parties. The parties hereto are independent contractors. Neither party has any express or implied right or authority to assume or create any obligations on behalf of the other or to bind the other to any contract, agreement or undertaking with any third party. Nothing in this Agreement shall be construed to create a partnership, joint venture, employment or agency relationship between Seller or Purchaser.

7.10	Equitable Relief. Seller agrees that damages alone would be insufficient to compensate Purchaser for a breach of this Agreement, acknowledges that irreparable harm would result from a breach of this Agreement, and consents to the entering of an order for injunctive relief to prevent a breach or further breach, and the entering of an order for specific performance to compel performance of any obligations under this Agreement.

7.11	Severability. The terms and conditions stated herein are declared to be severable. If any paragraph, provision, or clause in this Agreement shall be found or be held to be invalid or unenforceable in any jurisdiction in which this Agreement is being performed, the remainder of this Agreement shall be valid and enforceable and the parties shall use good faith to negotiate a substitute, valid and enforceable provision which most nearly effects the parties’ intent in entering into this Agreement.

7.12	Waiver. Failure by either party to enforce any term of this Agreement shall not be demand a waiver of future enforcement of that or any other term in this Agreement or any other agreement that may be in place between the parties.

7.13	Assignment. The terms and conditions of this Agreement shall inure to the benefit of Purchaser, its successors, assigns and other legal representatives, and shall be binding upon Seller, its successor, assigns and other legal representatives.

In witness whereof, the parties have executed this Patent Purchase Agreement as of the Effective Date:

Acoustic Technology LLC /s/ Peter Detkin Peter Detkin —————————————— Signature	Optibase Ltd. and Optibase, Inc /s/ Uzi Breier /s/ Tom Wyler Uzi Breier Tom Wyler —————————————— Signature

Peter Detkin —————————————— Printed Name	Uzi Breier Tom Wyler —————————————— Printed Name

Managing Director —————————————— Title	CEO Chairman —————————————— Title

6/16/2005 —————————————— Date	6/16/2005 —————————————— Date